June 10, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Amanda Ravitz

Re:	Milacron Holdings Corp Amendment No. 2 to Registration Statement on Form S-1 Filed May 29, 2015 File No. 333-203231

Dear Ms. Ravitz:

On behalf of our client, Milacron Holdings Corp., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-203231) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated June 9, 2015. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 3, including copies marked to show the changes effected by Amendment No. 3.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Amendment No. 3.

Summary Historical Financial and Other Data, page 14

1.	Please revise your presentation of pro forma earnings per share so that the denominator only includes those common shares whose proceeds are being used for debt repayment. You may also present additional EPS data reflecting the issuance of all shares, labeled appropriately, if you consider that information meaningful. Refer to SAB Topic 1.B.3. Please similarly apply to your presentation of selected historical financial data beginning on page 51.

The Company respectfully advises the Staff that all of the proceeds from the offering will be used for debt repayment. The Company has revised its disclosure on pages 15 and 52 to further clarify this point.

Capitalization, page 45

2.	Please refer to footnote 4. It appears that the pro forma amount for your new term loan facility will be the combination of two adjustments, including the issuance of debt and the repayment of a portion of the debt with the proceeds from the offering. If true, please include the amounts related to each adjustment in the footnote. Please similarly consider for the two adjustments to cash and cash equivalents.

The Company has revised the disclosure on page 46 in response to the Staff’s comment.

Certain Relationships…, page 148

3.	Please disclose the information required by Regulation S-K Item 404 with respect to the management agreement added to your disclosure on page F-14. Please also disclose the duration of that agreement. If it will continue to be in effect after this offering, please file it as an exhibit.

The Company respectfully advises the Staff that the management agreement referenced on page F-15 is the advisory services and monitoring agreement with CCMP disclosed on page 150. The Company has revised its disclosure on pages F-15 and F-57 to clarify this point. The Company respectfully advises the Staff that the disclosure on page 150 indicates that this agreement will terminate upon the consummation of this offering.

Financial Statements

Condensed Consolidated Balance Sheets, page F-2

4.	You paid a dividend of $145 million to common stockholders on May 15, 2015, subsequent to the latest balance sheet date. Reported equity at March 31, 2015 is $348.9 million. Since the dividend represents 41.6% of reported equity, please include a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet in the filing. Refer to Item 11-01(a)(8) of Regulation S-X and SAB Topic 1.B.3.

The Company has revised the disclosure on page F-2 in response to the Staff’s comment.

Condensed Consolidated Statements of Operations, page F-3

5.	While the dividend was paid with proceeds from your new senior secured term loan, we note that you will repay a portion of the loan with the proceeds from the offering. Also, we note that you recorded a net loss of $14.8 million and $15.9 million for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively. Please present pro forma per share data for the latest year and interim period giving effect to the number of shares whose proceeds would be necessary to pay the dividend in addition to historical EPS. Note that the number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering.

The Company has revised the disclosure on pages F-3, F-12, F-21 and F-51 in response to the Staff’s comment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8849.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel, Esq.

Weil, Gotshal & Manges LLP

cc:    Hugh C. O’Donnell, Milacron Holdings Corp.

cc:    Marc D. Jaffe, Latham & Watkins LLP

cc:    Ian D. Schuman, Latham & Watkins LLP

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